U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.

                               FORM 12b-25

   NOTIFICATION OF LATE FILING                    SEC File Number:   1-9734

                        CUSIP Number

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

     For Period  Ended:  March 30, 1996 [X]  Transition  Report on Form 10-K [ ]
     Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR for the Transition Period Ended:_________________
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     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:


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Part I - Registrant Information
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Full Name of Registrant:      Oneita Industries, Inc.
Former Name if applicable:
Address of Principal Executive Office:
                              4130 Faber Place Drive, Suite 200
                              Charleston, South Carolina 29405
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Part II - Rules 12b-25(b) and (c)
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     If the subject  report could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. [ ]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.


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Part III - Narrative
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State below in  reasonable  detail the  reasons  why Form 10-K and Form  10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Financial Statements Not Available

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Part IV - Other Information
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

              Neil M. Kaufman, Esq.        (516) 822-4820
              Blau, Kramer, Wactlar & Lieberman, P.C.

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

              [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              [X] Yes    [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company incurred a loss in its second fiscal quarter ending March 30, 1996 of $25.3 million compared to net income of $2.1 million in the second quarter of last year. Included in the second quarter loss are charges and expenses of approximately $19.8 million including charges to write down certain inventories to their net realizable value, and restructuring costs related to the shutdown of two facilities located in South Carolina and reductions in administrative and supervisory staff. The operating loss for the second quarter was caused by previously announced price decreases, reduced unit sales and by high production costs caused primarily by reduced and curtailed operating schedules.


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     Oneita  Industries,  Inc. has caused this  notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 1996            By:/s/William H. Boyd
                                 William H. Boyd
                                 Vice President
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                                ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).